King & Spalding LLP 1180 Peachtree Street
Atlanta, Georgia 30309
Main: (404) 572-4600
Fax: (404) 572-5100

Keith M. Townsend
Direct Dial: (404) 572-3517
Direct Fax: (404) 572-5100 ktownsend@kslaw.com

May 7, 2018

Via EDGAR and Overnight Delivery

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Mara L. Ransom

Re:  EVO Payments, Inc.

    Registration Statement on Form S-1

    File No. 333-224434

CONFIDENTIAL TREATMENT REQUESTED

BY EVO PAYMENTS, INC.

Portions of this document have been omitted pursuant to a request for confidential treatment and, where applicable, have been marked with an asterisk to denote where omissions have been made. The confidential material has been filed separately with the Securities and Exchange Commission.

Ladies and Gentleman:

On behalf of EVO Payments, Inc. (the “Company”), we submit this letter to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”). The Company originally filed the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) with the Commission on April 25, 2018. The purpose of this letter is to provide supplemental information to the Staff with respect to the Company’s accounting treatment for equity-based compensation for the Staff’s consideration during the review cycle so that the Company may be in a position to print a preliminary prospectus for distribution as promptly as practicable after filing an amendment to the Registration Statement on May 10, 2018.

Due to the commercially sensitive nature of information contained in this Letter, the Company hereby requests, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 (“Rule 83”), that certain portions of this letter be maintained in confidence, not be made part of any public record and not be disclosed to any person. The Company has filed a separate copy of this letter, marked to show the portions for which the Company is requesting confidential treatment, all of which have been redacted from the version filed via EDGAR. In accordance with Rule 83, if any person (including any governmental employee who is not an employee of the Commission) should request access to or an opportunity to inspect this letter, we request that we be immediately notified of any such request, be furnished with a copy of all written materials pertaining to such request (including, but not limited to, the request itself) and be given at least ten business days’ advance notice of any intended release so that the Company may, if it deems it to be necessary or appropriate, pursue any remedies available to it. In such an event, we request that you telephone the undersigned at (404) 572-3517 rather than rely on the U.S. mail for such notice.

Estimated Price Range

As described in detail in the Registration Statement, the Company was formed in April 2017 to serve as the issuer of Class A common stock. Following the Reorganization Transactions (as defined and described in the Registration Statement) and consummation of the Company’s initial public offering (“IPO”), the Company will be a holding company and the sole manager of EVO Investco, LLC (“EVO LLC”), and the Company’s principal asset will be common units of EVO LLC. As a result, for financial reporting purposes, EVO LLC is the predecessor of the Company and the consolidated financial information included in the Registration Statement is that of EVO LLC.

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The Company supplementally advises the Staff that, while not reflected in the Registration Statement, based on discussions with the board of managers of EVO LLC and reflecting the input from the lead underwriters for the IPO, if the Company were to commence marketing of the transaction today, the Company presently anticipates that the estimated price range would be approximately $[***] to $[***] per share for the Company’s Class A common stock (the “Preliminary IPO Price Range”), with a midpoint of the anticipated range of $[***] per share (the “Preliminary Assumed IPO Price”).

The Company’s final Preliminary IPO Price Range remains under discussion between the Company and the underwriters, and a bona fide price range will be included in an amendment to the Registration Statement prior to any distribution of the preliminary prospectus in connection with the Company’s road show.

Equity Grants

Historically, EVO LLC has made equity awards to its employees and directors consisting of (i) Class D units in EVO LLC issued under the EVO LLC Incentive Equity Plan (the “Incentive Equity Plan”) or (ii) unit appreciation awards (“UARs”) issued under the EVO LLC Unit Appreciation Equity Plan (the “Unit Appreciation Plan”). Each of the Class D units and UARs issued contain certain vesting requirements, which may be time-based or performance-based depending on the terms of the specific award. In addition, each Class D units and UAR contains a participation threshold (similar to an option exercise price) that is used to determine whether a particular grant is eligible to participate in distributions in connection with a liquidity event, including a sale or initial public offering. The participation threshold is intended to be set at an amount no less than the estimated fair value of the related equity award on the date of grant assuming that a liquidity event occurred on the date of grant. Holders of Class D units receive income allocations and distributions based on both vested and unvested Class D units. As described in the Registration Statement, EVO LLC does not recognized equity-based compensation expense for its equity awards because all payouts are linked to a liquidity event, which is not considered probable until its occurrence.

As described in the Registration Statement, in connection with the IPO, certain vesting requirements applicable to the Class D units and the UARs will be waived. Specifically, all vesting requirements applicable to outstanding unvested Class D units will be waived, and, based on the Preliminary Assumed IPO Price, holders of Class D units will collectively receive approximately [***] million LLC Interests in EVO LLC. With respect to the UARs, the Company will issue shares of its Class A common stock to the holders of UARs. Each share of Class A common stock will be subject to the same vesting requirements as the related UARs (without acceleration as a result of the IPO), except that all performance-based vesting and performance-based forfeiture requirements applicable to the UARs will be waived. Based on the Preliminary Assumed IPO Price, holders of UARs will collectively receive approximately [***] shares of Class A common stock subject to vesting and approximately [***] shares of Class A common stock that are fully vested.

The following tables summarize all grants of Class D units and UARs granted since May 1, 2017 under the Incentive Equity Plan and Unit Appreciation Plan, respectively. No other equity incentive compensation was granted since May 1, 2017.

Grant Date	Number of Class D Units Granted	Participation Threshold
May 1, 2017	33,840	$75.38

Grant Date	Number of UARs Granted	Participation Threshold
May 1, 2017	8,000	$75.38

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The Participation Thresholds for the Class D Units and UARs assumed a total estimated value of all of EVO LLC’s outstanding equity of approximately $[***] million the “Grant Date Valuation”). The factors considered in determining the Grant Date Valuation are discussed below.

Assuming the Reorganization Transactions described in the Registration Statement, based on the Preliminary Assumed IPO Price, each Class D unit granted on May 1, 2017 would be entitled to receive approximately [***] LLC Interests in EVO LLC, each exchangeable for one share of Class A common stock pursuant to the terms of the Exchange Agreement described in the Registration Statement, and each UAR would be entitled to receive approximately [***] shares of Class A common stock.

Since the date of grant, there have been no modification to these award agreements that would result in an equity-based compensation expense under the provisions of Accounting Standards Codification 718, Compensation — Stock Compensation.

Historical Fair Value Determination

Historically, the fair value of the Class D units and UARs has been determined on the grant date by EVO LLC’s board of managers, with input from management. Given the absence of an active market for the Class D units and UARs, EVO LLC’s board of managers estimated the fair value of the Class D units and UARs based on an analysis of a number of objective and subjective factors that they believed market participants would consider in valuing these awards, including the following:

●	Multiple-based approach applied to EVO LLC’s adjusted EBITDA, with net debt deducted to determine equity value;

●	EBITDA multiple based on the valuation multiple used by the Company’s financial sponsor used in connection with its initial investment in the Company in 2012, with increases based on growth and acquisitions, as well as overall market multiple expansion;

●	Methodology similar to the approach used by the Company’s financial sponsor in connection with purchasing EVO LLC units from Blueapple, Inc.;

●	Input from members of the EVO LLC’s board of managers affiliated with the Company’s financial sponsor who are experienced in valuing similar companies; and

●	Comparable companies trading multiples (including publicly traded companies).

As described in the Registration Statement, in January 2017, EVO LLC completed an equity offering, issuing Class E units to certain of its directors, executive officers and current stockholders (and certain affiliates of those stockholders), at a unit price of $70.41, which assumed a total estimated value of all of EVO LLC’s outstanding equity of approximately $[***] million. The unit price of this investment and EVO LLC’s EBITDA expansion since this time were also considered by the board of managers when determining the Grant Date Valuation.

Difference Between the Preliminary Assumed IPO Price and Estimated Fair Value of the Equity Awards

The Company notes that, as is typical in initial public offerings, the estimated price range for the IPO is not being derived using a formal determination of fair value, but is being determined by negotiation with the underwriters. Among the factors that are being considered in setting the Preliminary IPO Price Range are the following:

●	the information set forth in the Registration Statement;

●	the Company’s prospects and the history and prospects for the merchant acquiring industry;

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●	an assessment of the Company’s management;

●	the Company’s prospects for future earnings;

●	the general condition of the securities markets at the time of the IPO; and

●	the recent market prices of, and demand for, publicly traded common stock of generally comparable companies.

Based on the Preliminary Assumed IPO Price, the implied aggregate value of all EVO LLC’s outstanding equity interests before the completion of the IPO is approximately $[***] million (the “IPO Valuation”). Based on the low end and high end of the Preliminary IPO Price Range, the implied aggregate value of all EVO LLC’s outstanding equity interests before the completion of the IPO is approximately $[***] million and $[***] million, respectively.

The Company believes that the difference between the Grant Date Valuation of approximately $885.3 million (and corresponding fair value of its equity awards as of May 1, 2017) and the IPO Valuation of approximately $949.8 million (and corresponding Preliminary Assumed IPO Price) is the result of the factors above, as well as other factors and positive developments with respect to EVO LLC’s business that have occurred since May 1, 2017, including (among others):

●	EVO LLC entered into a long-term strategic alliance in December 2017 with Liberbank SA to provide payments services to merchants in Spain. In connection with this alliance, Liberbank SA will transfer its existing merchant acquiring business in Spain to EVO LLC, which will allow EVO LLC to expand its footprint in Spain and partner with a leading financial institution in the market;

●	EVO LLC’s continued integration of its acquisition of Sterling Payment Technologies, LLC in January 2017, which is expected to be completed in 2018;

●	EVO LLC acquired the remaining 49% of Zenith Merchant Services (“Zenith”) in May 2017, resulting in EVO LLC now owning all of the equity interests in Zenith;

●	EVO LLC utilized quantitative methodologies to determine the estimated fair value of equity awards, which may differ from the more qualitative and subjective methodologies that may be used by some public market investors to determine the price they are willing to pay in the IPO. Also, other factors may have an impact, such as the inherent uncertainty of successfully completing the IPO and the possibility that the actual offering price could be substantially lower than the estimated offering price range provided by the underwriters;

●	The Grant Date Valuation (and corresponding estimated fair value of each equity award granted on May 1, 2017) incorporates multiple assumptions and probabilities that do not apply to the establishment of an IPO Valuation (and corresponding Preliminary Assumed IPO Price and the Preliminary IPO Price Range). While the Company did not take into account a specific discount for lack of marketability for purposes of estimating the fair value of these equity awards, the Company’s assumptions were not based on a full public company price multiple, an assumption that would change following completion of the IPO.

●	Investment bankers informed the Company that the market multiples considered by the banks in determining the Preliminary IPO Price Range had increased subsequent to May 1, 2017 as a result of favorable market conditions, including the impact of recent tax reforms on the U.S. markets.

●

The Preliminary IPO Price Range represents a future price for shares of Class A common stock that, if issued in the IPO, will be immediately freely tradable in a public market, whereas the estimated fair

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value of the equity awards represents a contemporaneous estimate of the fair value of an award that was then illiquid, might never become liquid and, even if an initial public offering were successfully completed, would remain illiquid at least until the expiration of the 180-day lockup period following the IPO.

●	The successful completion of the IPO and the anticipated use of proceeds disclosed in the Registration Statement would strengthen the Company’s balance sheet, provide access to public equity and provide enhanced operational flexibility.

Conclusion

The Company believes that the Grant Date Valuation, the fair value used as a basis for determining stock-based compensation expense in connection with its recent equity grants, the IPO Valuation and the Preliminary IPO Price Range are reasonable and appropriate for the reasons described herein.

*            *              *            *

The Company respectfully requests the Staff’s assistance in completing its review of the responses contained herein as soon as possible. Please do not hesitate to contact me at (404) 572-3517 or by email (ktownsend@kslaw.com) or Zach Cochran at (404) 572-2784 or by email (zcochran@kslaw.com) if we can provide any further information or assistance to facilitate the Staff’s review in any way.

Very truly yours,

/s/ Keith M. Townsend

cc:	Jennifer Thompson

Sondra Snyder

Scott Anderegg

(Securities and Exchange Commission)

James G. Kelly

Kevin M. Hodges

Steven J. de Groot

(EVO Payments, Inc.)

Zachary L. Cochran

(King & Spalding LLP)

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